February 27, 2025

Haggai Alon
Chief Executive Officer
SMX (Security Matters) Public Ltd Co
Mespil Business Centre, Mespil House
Sussex Road
Dublin 4, Ireland

       Re: SMX (Security Matters) Public Ltd Co
           Registration Statement on Form F-3
           Filed February 21, 2025
           File No. 333-285132
Dear Haggai Alon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology